UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1.     Partial Repurchase announcement dated 02 May 2008

2.     Holding(s) in Company announcement dated 02 May 2008

3.     Partial Repurchase announcement dated 06 May 2008

4.     Partial Repurchase announcement dated 06 May 2008

5.     Partial Repurchase announcement dated 08 May 2008

6.     Director/PDMR Shareholding announcement dated 09 May 2008

7.     Partial Repurchase announcement dated 09 May 2008

8.    Investor Conference Speech announcement dated 12 May 2008

9.     Holding(s) in Company announcement dated 12 May 2008

10.    Full Repurchase announcement dated 13 May 2008

11.   Partial Repurchase announcement dated 13 May 2008

12.   Partial Repurchase announcement dated 14 May 2008

13.   Partial Repurchase announcement dated 14 May 2008

14.   Director/PDMR Shareholding announcement dated 15 May 2008

15.   Form 20-F Annual Report announcement dated 21 May 2008

16.   Partial Repurchase announcement dated 21 May 2008

17.   FRN Variable Rate Fix announcement dated 21 May 2008

18.   Full Repurchase and Early Redemption announcement dated 21 May 2008

19.   Partial Repurchase announcement dated 21 May 2008

20.   Full Early Redemption announcement dated 21 May 2008

21.   Partial Repurchase announcement dated 22 May 2008

22.   Publication of Prospectus announcement dated 27 May 2008

23.   Partial Repurchase announcement dated 28 May 2008

24.   FRN Variable Rate Fix announcement dated 28 May 2008

25.   Total Voting Rights announcement dated 30 May 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 05, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:  June 05, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

Barclays Bank PLC

BARCLAYS - Series 9271 - ISIN XS0303563737 - Maturity Date 7 JULY 2008 - DKK
708,871,000

Please be advised the following issue has been repurchased for DKK 10,000,000 on
30 APRIL 2008.

The outstanding balance will therefore be DKK 698,871,000

Please amend your records accordingly.

Exhibit 2

BARCLAYS PLC

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification
obligation:

Appleby Trust (Jersey) Limited in its capacity as trustee of the Barclays Group
(ESAS) Employees' Benefit Trust and the Barclays Group (PSP) Employees' Benefit
Trust

4. Full name of shareholders(s) (if different from 3.):

Greenwood Nominees Limited - acting as custodian

5. Date of the transaction and date on which the threshold is crossed or reached:

5 September 2007

6. Date on which the issuer notified:

TR-1 submitted on 1 May 2008

7. Thresholds(s) that is/are crossed or reached:

3%

8. Notified Details:

8A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights
203,767,198                 203,767,198

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

                     Direct          Indirect       Direct    Indirect
206,632,598          206,632,598     N/a            3.02%     N/a

8B: Financial Instruments

Type of financial      Expiration date        Number of      % of
instrument                                    voting rights  voting rights

N/a                    N/a                    N/a            N/a

TOTAL (A+B)

Number of voting rights         % of voting rights
206,632,598                     3.02%

9.Chain of controlled undertakings through which the voting
rights and/or the financial instruments are effectively held, if applicable:

Not disclosed

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

It is our normal practice to abstain from voting in relation to our holding

Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
2 May 2008

Exhibit 3

Barclays Bank PLC

             Barclays - Series 11538 - ISIN XS0336680235
----------------------------------------------------------------------
        Maturity Date 27 July 2009 - O/S Nominal EUR 2,183,000
----------------------------------------------------------------------
Please be advised the following issue has been repurchased for EUR
 3,000 on 01 May 2008.
The outstanding balance will therefore be EUR 2,180,000
----------------------------------------------------------------------

Exhibit 4

Barclays Bank PLC

           Barclays - Series 2007 - CK - ISIN XS0326034591
----------------------------------------------------------------------
      Maturity Date 12 October 2012 - O/S Nominal EUR 39,700,000
----------------------------------------------------------------------
Please be advised the following issue has been repurchased for EUR
 4,700,000 on 02 May 2008.
The outstanding balance will therefore be EUR 35,000,000
----------------------------------------------------------------------

Exhibit 5

Barclays Bank PLC

BARCLAYS - Series 2007-CK - ISIN XS0326034591 - Maturity Date 12 OCTOBER 2012 -
EUR 40,300,000

Please be advised the following issue has been repurchased for EUR 600,000 on 23
APRIL 2008.

The outstanding balance will therefore be EUR 39,700,000

Please amend your records accordingly.

Exhibit 6

                                                                      9 May 2008

   Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM
Revenue and Customs approved all-employee share plan, informed Barclays PLC
("the Company") on 8 May 2008 that it had on 7 May 2008 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the
Company for the following directors who are Persons Discharging Managerial
Responsibilities (PDMRs) at a price of 476.95p per share:

Director/PDMR     Number of Shares

Mr C G Lucas      439

Mr G A Hoffman    439

Mr F F Seegers    440

Mr J S Varley     439

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first &#65533;600 per annum invested by the participant under the Plan. The number of shares purchased on 7 May 2008 for each director/PDMR above includes any
Matching Shares.

2. The Company was notified on 9 May 2008 by the Personal Equity Plan (PEP) /
Individual Savings Account (ISA) Administrators that on 29 April 2008 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2007 at a price of 463.50p per share. The number of shares received, together with his total beneficial interest following the notification is as follows:

Director         No. of shares received

Mr S G Russell   136

The Company was also notified on 9 May 2008 by the Personal Equity Plan (PEP) /
Individual Savings Account (ISA) Administrators that on 2 May 2008 the following directors/Persons Discharging Managerial Responsibilities (PDMRs) (or their connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the year ended 31 December 2007 at a price of 478.50p per share. The number of shares received, together with their total beneficial interests following the notification are as follows:

Director/PDMR    No. of shares received

Mr G A Hoffman   515

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding         Non Beneficial Holding

Mr C G Lucas         60,598                     -

Mr G A Hoffman       447,046                    -

Mr S G Russell       22,920                     -

Mr F F Seegers       700,310                    -

Mr J S Varley        488,352                    -

Exhibit 7

Barclays Bank PLC

Barclays - Series 8958 - ISIN XS0299037860

Maturity Date 12 May 2008 - O/S Nominal USD 5,000,000

Please be advised the following has been repurchased for USD 3,890,000 on 30
April 2008

The outstanding balance will therefore be USD 1,110,000

Please amend your records accordingly.

Exhibit 8

                                12 May 2008

                                BARCLAYS
                                PLC

                                John
                                Varley

                                s

                                peaks
                                at

                                New
                                York

                                 investor
                                conference

                                John Varley, Group Chief
                                Executive

                                 of Barclays
                                PLC

                                ,

                                 will

                                today speak

                                 at
                                the

                                UBS Global Financial Services
                                conference i

                                n

                                New York

                                .

                                A copy of
                                Mr

                                Varley

                                's

                                remarks, which
                                contain

                                no material

                                 new information, will
                                be available for viewing from later today

                                i

                                n the investor relations
                                section of the Barclays Group website.

                                -ENDS-

                                For further information
                                please contact:

                                Investor
                                Relations

                                    Media
                                Relations

                                Mark Merson

                                Alistair Smith

                                +44 (0) 20 7116
                                5752

                                 +44
                                (0)

                                20 7116 6132

                                John McIvor

                                Robin Tozer

                                +44 (0) 20 7116
                                2929

                                  +44 (0) 20 7116
                                6586

                                About
                                Barclays

                                Barclays PLC is a major
                                global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people, We move, lend, invest and protect money for over 38 million customers and clients worldwide. For further information about Barclays, please visit our
                                website

                                www.barclays.com

                                .

Exhibit 9

                                TR-1:

                                notification of major
                                interests in shares

                                    1.

                                     Identity of the
                                    i

                                    ssuer or

                                     the underlying issuer of
                                    existing shares to which voting rights are
                                    attached:

                                    Barclays Plc

                                    2. Reason for
                                    notification

                                    (yes/no)

                                    An acquisition or disposal of voting
                                    rights

                                    Yes

                                    An acquisition or disposal of financial
                                    instruments which may result in the acquisition of shares
                                    already issued to which voting rights are attached

                                    An event changing the breakdown of voting
                                    rights

                                    Other (please specify):______________

                                    3. Full name of
                                    person

                                    (s)

                                     subject to the notification
                                    obligation:

                                Legal & General Group Plc (Group)

                                Legal & General Investment Management Limited (LGIM)

                                    4. Full name of
                                    shareholder

                                    (s)

                                    (if different from 3.):

                                Legal & General Assurance (Pensions Management) Limited (PMC)

                                Legal & General Group Plc (

                                L&G

                                )

                                    5. Date of the
                                    transaction

                                    (and date on which the threshold is crossed
                                    or reached if different):

                                    08 May 2008

                                    6. Date on which issuer
                                    notified:

                                    09 May 2008

                                    7. Threshold(s) that is/are crossed
                                    or reached:

                                Above 5% (Group)

                                Above 5% (LGIM)

                                    8. Notified details:

                                    A:

                                     Voting rights attached to
                                    shares

                                    Class/type of shares

                                     if possible using the ISIN CODE

                                    Situation previous to
                                    the

                                    Triggering
                                    transaction

                                    Resulting situation after the
                                    triggering transaction

                                    Number of
                                    Shares

                                    Number of Voting
                                    Rights

                                    Number of
                                    shares

                                    Number of voting
                                    rights

                                    % of voting rights

                                    Direct

                                    Indirect

                                    Direct

                                    Indirect

                                ORD

                                GBP0.25

                                  Below 5%

                                330,460,896

                                308,688,639

                                21,772,257

                                4.70

                                0.33

                                    B:

                                     Financial
                                    Instruments

                                    Resulting situation after the
                                    triggering transaction

                                    Type of financial
                                    instrument

                                    Expiration date

                                    Exercise/

                                    Conversion Period/
                                    Date

                                    Number of voting
                                    rights

                                    that may be acquired if the
                                    instrument is exercised/ converted.

                                    % of voting rights

                                    Total (A+B)

                                    Number of voting
                                    rights

                                    % of voting rights

                                330,460,896

                                5.03

                                    9. Chain of controlled undertakings
                                    through which the voting rights and/or the financial
                                    instruments are effectively held, if
                                    applicable:

                                        Legal & General G

                                        roup Plc (Direct and Indirect)

                                         (Group)

                                        (

                                        330,460,896

                                        -

                                         5.03

                                        % = Total Position)

                                        Legal & General Investment

                                         Management (Holdings) Limited (LGIMH)

                                         (Direct and Ind

                                        irect)

                                        (

                                        330,460,896 - 5.03

                                        % = Total Position)

                                        Legal & General Investment Management Limited
                                        (Indirect)

                                        (LGIM)

                                        (

                                        330,460,896 - 5.03

                                        % = Total Position)

                                        Legal & General Group Plc (Direct)

                                        (

                                        L&G

                                        )

                                         (

                                        308,688,639

                                        -

                                         4.70

                                        %

                                         = LGAS, LGPL & PMC)

                                        Legal & General Investment Management

                                         (Holdings) Limited (Direct)

                                         (LGIMHD)

                                         (

                                        262,216,392

                                         -

                                         3.99

                                        % = PMC)

                                        Legal & General Insurance Holdings Limited

                                         (Direct)

                                         (

                                        LGIH

                                        )

                                        Legal & General Assurance (Pensions Management) Limited
                                        (PMC)

                                        (

                                        262,216,392 - 3.99

                                        % = PMC)

                                        )

                                        Legal & General Assurance Society Limited (LGAS &
                                        LGPL)

                                        Legal & General Pensions Limited

                                         (Direct)

                                         (LGPL)

                                    Proxy Voting:

                                    10. Name of the proxy
                                    holder:

                            N/A

                                    11. Number of voting rights proxy
                                    holder will cease to hold:

                            N/A

                                    12. Date on which proxy holder will
                                    cease to hold voting rights:

                            N/A

                                    13. Additional
                                    information:

                                Notification using

                                the total voting rights

                                 figure of

                                 6,567,565,352

                                    14. Contact name:

                                Lawrence Dickinson, Company Secretary

                                    15. Contact telephone
                                    number:

                                020 7116 8099

Exhibit 10

                Barclays Bank PLC

                Barclays - Series 9984 - ISIN XS0312698060

                Maturity Date 30 July 2027 - O/S Nominal USD 1,500,000

                 Please be advised the following issue has been repurchased for USD 1,500,000 on

                08 May 2008

                 The outstanding balance will therefore be Zero.

                 Please amend your records accordingly.

Exhibit 11

        Barclays Bank PLC

        Barclays - Series 10274 - ISIN XS0316396034

        Maturity Date 16 August 2010 - O/S Nominal GBP 664,000,000

         Please be advised the following issue has been repurchased for

        GBP 5,000,000 on 08 May 2008

         The outstanding balance will therefore be GBP 659,000,000

         Please amend your records accordingly.

Exhibit 12

        Barclays Bank PLC

         Barclays - Series 6125 - ISIN XS0250265864

         Maturity Date 12 May 2008 - O/S Nominal SEK 59,650,000

         Please be advised the following issue has been repurchased for SEK 27,700,000 on

        07 May 2008

         The outstanding balance will therefore be SEK 31,950,000

         Please amend your records accordingly.

Exhibit 13

        Barclays Bank PLC

         Barclays - Series S064 - ISIN XS0253964562

         Maturity Date 13 May 2008 - O/S Nominal: GBP 1,500,000

         Please be advised the following issue has been repurchased for GBP 1,206,000 and

        GBP 8,000 on 12 May 2008

         The outstanding balance will therefore be GBP 286,000

         Please amend your records accordingly.

Exhibit 14

                    15 May 2008

                    Director/PDMR shareholding: Disclosure and Transparency
                    Rules 3.1.4R(1)(a)

                    The trustee of the Barclays Group Sharepurchase Plan, an HM
                    Revenue and Customs approved all-employee share plan, informed the Company on
                    14 May 2008 that it had on 14 May 2008 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC, following the re-investment of the final dividend for the year ended 31 December 2007, for the following directors/Persons
                    Discharging Managerial Responsibilities (PDMRs) at a price of 430.5p per share:

                        Director/PDMR

                        No. of shares received

                        G A Hoffman

                        115

                        C G Lucas

                        15

                        F F Seegers

                        32

                        J S Varley

                        115

                    The revised total shareholding for each director following these transactions is as follows:

                    Director

                        Beneficial Holding
                        Non-Beneficial Holding

                    G A Hoffman

                        447,161
                                    -

                    C G Lucas

                        60,613
                         -

                    F F Seegers

                        700,342
                                    -

                    J S Varley

                        488,467
                        -

Exhibit 15

                    Issuer:

                    Barclays Plc,
                    Barclays Bank Plc

                    Date: 21

                     May
                    2008

                    Re:

                    Form 20-F- Annual Report
                    pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, for the
                    fiscal year ended

                    31

                    st

                     December
                    2007

                    Listing Agent: J&E
                    Davy

                    Telephone: 00353 1 614
                    8933

                        A
                        COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS
                        FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH
                        STOCK EXCHANGE,

                        28
                        ANGLESEA STREET

                        ,

                        DUBLIN

                         2.

                    This announcement has been
                    issued through the Companies Announcement Service of

                    The Irish Stock Exchange.

Exhibit 16

                        DATED: 21 May
                        2008

                            STOCK EXCHANGE
                            ANNOUNCEMENT

                        BARCLAYS BANK
                        PLC

                        (the "

                        Company

                        ")

                        (Incorporated with limited liability
                        in England)

                        EUR28,050,000 Principal
                        Amount Zero Coupon Index-Linked Notes due 2012, Series
                        2007-CK

                         (

                        the
                        "Notes")

                        FOR IMMEDIATE RELEASE - 21
                        May 2008

                        RE: Partial
                        Repurchase

                        The Company would like to announce
                        the following repurchase in accordance with Condition 7(e) of the
                        Notes:

                        Date:

                        20 May
                        2008

                        ISIN:

                        XS0326034591

                        Notional amount repurchased and
                        cancelled by the Company effective as of 20 May 2008:

                        EUR
                        3,250,000

                        The new issue size following the
                        repurchase will be:

                        EUR24,800,000

                                Contact details

                        Name:

                            J&E
                        Davy

                            Attention:

                                Niamh
                            Moran

                            Telephone
                            No:

                                +353
                            (1) 614 8933

                        This announcement has been issued
                        through the Companies Announcement Service of

                        The Irish Stock
                        Exchange

        Exhibit 17

Barclays Bank
        Plc

        RATE FIX NOTICE

        Issue
        Name:
        Barclays Bank PLC

        USD 600,000,000.00 Junior Undated

        Floating Rate Notes

        ISIN
        Code:                    GB0000784164

        Interest
        Rate:
        3.187500%

        Base
        Rate:                    2.937500%

        Interest
        Period:
        16-May-08 to 17-Nov-08

        Day Count Method:
        Actual/360

        Number of Days in Period:     185

        Payment
        Date:
        17-Nov-08

        Denomination:
        Coupon:

        ----------------------------- ----------------------------------------

        5,000.00
        USD
        81.90

        50,000.00
        USD
        819.01

        Exhibit 18

                Barclays Bank
        Plc. - ISIN XS0347790668

            Maturity Date 23 Feb 2009 - O/S Nominal EUR 5,000,000

        Please be advised the following issue has been repurchased for EUR 2,380,000 on

        16 May 08 and then will be called due to early redemption on 22 May 08

        The outstanding balance will therefore be zero.

        Please amend your records accordingly.

 Exhibit 19

Barclays Bank PLC

        Barclays - Series 6198 - ISIN XS0251181383

        Maturity Date 22 May 2008 - O/S Nominal SEK 63,550,000

        Please be advised the following issue been repurchased for SEK 33,650,000 on 20

        May 2008

        The outstanding balance will therefore be SEK 29,900,000

Exhibit 20

Barclays Bank PLC

        Barclays Bank Plc. - ISIN XS0347775438

        Maturity Date 23 Feb 09 - O/S Nominal EUR 5,000,000

        Please be advised the following issue has been repurchased for EUR 2,380,000 on

        19 May 08 and then will be called due to early redemption on 22 May 08

        The outstanding balance will therefore be Zero.

Exhibit
                    21

Barclays Bank PLC

                      BARCLAYS - Series 7939 - ISIN XS0282895704 - Maturity Date 16 FEBRUARY
                    2009 -

                    CZK 301,000,000

                    Please be advised the following issue has been repurchased for CZK 2,500,000 on

                    14 MAY 2008.

                    The outstanding balance will therefore be CZK 298,500,000

                    Please amend your records accordingly.

 Exhibit
                    22

Publication of Prospectus

The
                    following base prospectus supplement has been approved
                    by the UK Listing Authority and is available for
                    viewing:

                    Base Prospectus Supplement dated 23 May 2008 for
                    the Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the
                    following URL into the address bar of your browser.

                    http://www.rns-pdf.londonstockexchange.com/rns/2780V_1-2008-5-27.pdf

                    For further information, please contact

Barclays Treasury

1 Churchill Place

Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in
                    the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued
                    pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain
                    exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit
                    of U.S. persons, as such terms are defined in Regulation S under the
                    Securities Act.

Your right to access this service is
                    conditional upon complying with the above requirement.

                    Exhibit 23

                    Barclays Bank PLC

                          BARCLAYS - Series 12211 - ISIN XS0353038713 -
                    Maturity Date 17 MARCH

                    2011 - GBP 6,000,000

                    Please be advised the following issue has been repurchased for GBP 1,000,000 on

                    13 MAY 2008.

                    The outstanding balance will therefore be GBP 5,000,000

                    Please amend your records accordingly.

Exhibit
                            24

Barclays Bank
                            PLC

                            RATE FIX NOTICE

                            Issue
                            Name:
                            Barclays Bank Plc

                            Series 151

                            USD 1,500,000,000.00 Callable Floating

                            Rate Subordinated Notes

                            due 2015

                            ISIN
                            Code:
                            XS0213053910

                            Interest
                            Rate:
                            2.838130%

                            Base
                            Rate:
                            2.638130%

                            Interest
                            Period:
                            27-May-08 to 26-Aug-08

                            Day Count
                            Method:
                            Actual/360

                            Number of Days in Period:      91

                            Payment
                            Date:
                            26-Aug-08

                            Denomination:
                            Coupon:

                            ------------------------------
                            ---------------------------------------

                            1,000.00
                            USD
                            7.17

                            10,000.00
                            USD
                            71.74

                            100,000.00
                            USD
                            717.42

Exhibit
                            25

                                                                    30

                                                                    May

                                                                     2008

                                                                    Barclays PLC
                                                                    - Voting Rights and
                                                                    Capital

                                                                    I

                                                                    n conformity
                                                                    with
                                                                    the

                                                                    Disclosure
                                                                    and Transparency
                                                                    Rules

                                                                    ,

                                                                    Barclays
                                                                    PLC's

                                                                    issued
                                                                    share

                                                                    capital
                                                                    consists

                                                                     of

                                                                    6,567,942,407

                                                                    ordinary
                                                                    shares with voting
                                                                    rights

                                                                    as
                                                                    at

                                                                    29

                                                                    May

                                                                     2008

                                                                    . There are
                                                                    no ordinary shares held in
                                                                    Treasury.

                                                                    The above
                                                                    figure (

                                                                    6,567,942,407

                                                                    ) may be
                                                                    used by shareholders as the
                                                                    denominator for the
                                                                    calculations by which they will
                                                                    determine if they are required
                                                                    to notify their interest in, or
                                                                    a change to their interest in,
                                                                    Barclays PLC
                                                                    under

                                                                     the
                                                                    FSA's Disclosure and
                                                                    Transparency
                                                                    Rules.